UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of June, 2007
Commission File Number          001-15216
HDFC BANK LIMITED
(Translation of registrant’s name into English)
HDFC Bank House, Senapati Bapat Marg,
Lower Parel, Mumbai. 400 013, India
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes   ☐          No   ☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes   ☐          No   ☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   ☐          No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

EXHIBIT INDEX
The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.
Exhibit I
Description
Chairman’s speech delivered at the Thirteen Annual General Meeting of HDFC Bank Limited held on Saturday, 16th June 2007 at 11.00 a.m. (Indian Standard Time) at Nehru Centre Auditorium, Discovery of India Building, Worli, Mumbai 400 018
Exhibit II
Description
Summary of businesses transacted at the Thirteen Annual General Meeting of HDFC Bank Limited held on Saturday, 16th June 2007 at 11.00 a.m. (Indian Standard Time) at Nehru Centre Auditorium, Discovery of India Building, Worli, Mumbai 400 018

EXHIBIT INDEX
SIGNATURES
EX-I 13th ANNUAL GENERAL MEETING OF HDFC BANK LTD
EX-II SUMMARY OF BUSINESS TRANSACTED AT 13th AGM

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED (Registrant)
Date: 16th June 2007	By	/s/ Vinod Yennemadi
	Name:	Vinod Yennemadi
Title: Country Head — Finance, Taxation, Administration and Secretarial